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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equivest Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

660 South Mill Avenue, Suite 315
_____
                              (No. and Street)

PROCESSED

MAR 18 2005

THOMSON FINANCIAL

Tempe, AZ 85281
_____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Rosalie C. Carroll, Tel (480) 325-2010
_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald W. Stoker, P.C., Certified Public Accountant
_____
                  (Name – *if individual, state last, first, middle name*)

5743 East Thomas Road, Suite 1, Scottsdale, AZ 85251
_____
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 0 1 2005

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Rosalie C. Carroll_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Equivest Securities, LLC_____ , as of _____December 31_____ , 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
WILMA J. SWART
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Feb. 11, 2007

_____
Signature

Manager & Member, FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EQUIVEST SECURITIES, LLC

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

	Page No.
Independent Auditors' Report	1
Financial Statement:	
Statement of Financial Condition December 31, 2004	2
Statement of Operations December 31, 2004	3
Statement of Members' Capital Accounts December 31, 2004	4
Statement of Cash Flows December 31, 2004	5
Notes of Financial Statements	6-7
Supplemental Information	8-9



Donald W. Stoker, P.C.
5743 E. Thomas Rd. Ste. 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

INDEPENDENT AUDITOR'S REPORT

February 16, 2005

TO THE MEMBERS OF
EQUIVEST SECURITIES, LLC
Tempe, Arizona

We have audited the accompanying statement of financial condition of **EQUIVEST SECURITIES, LLC** as of December 31, 2004 and the related Statement of Financial Condition, Statements of Operations, Statement of Members' Capital Accounts, and Cash Flows for the year ending. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **EQUIVEST SECURITIES, LLC** as of December 31, 2004 and the results of its operation and cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared solely from the accounts of **EQUIVEST SECURITIES, LLC** and they do not include the personal accounts of the partners or those of any other operation in which they are engaged. Income from the members is reported in the members' Federal income tax return. Therefore, no income taxes have been recorded in these financial statements.

Donald W. Stoker, P.C.
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Cash in Bank	$ 114,113
Total Assets	**$ 114,113**

LIABILITES AND MEMBERS' EQUITY

TOTAL LIABILITIES

Accounts Payable	247
Total Liabilities	**247**

MEMBERS' EQUITY

Members' Capital	$ 113,867
Total Members' Equity	**113,867**

TOTAL LIABILITES AND MEMBERS' EQUITY $ 114,113

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2004

INCOME	$	593,950
EXPENSES		
Administrative Fees	$	4,500
Consulting Fees		94,500
Insurance		369
Office Expense		2,684
Dues and Subscriptions		436
Printing and Reproduction		2,440
Miscellaneous		200
License and Permits		67
Registration		4,743
Rent		12,000
Telephone		4,945
Regulatory		8,165
Postage and Delivery		1,824
Professional Fees		44,153
Travel		1,626
Total Expenses	$	**182,652**
TOTAL OPERATING INCOME	$	**411,298**

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF MEMBERS' CAPITAL ACCOUNTS
YEAR ENDED DECEMBER 31, 2004

	Balance at December 31, 2003	Contributions	Profit Allocation	Distributions	Balance December 31, 2004
Member One	$ 0	$	$ 118,394	$ 100,428	$ 17,966
Member Two	76,360		208,115	222,508	61,967
Member Three	0		42,395	25,428	16,967
Member Four	0		16,957	10,171	6,786
Member Five	0		25,437	15,257	10,180
	$ 76,360	$ 0	$ 411,298	$ 373,792	$ 113,867

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF CASH FLOW
DECEMBER 31, 2004

OPERATING ACTIVITIES

Net Operating Profit	$ 411, 298
Adjustments to reconcile Accumulated Deficit	
To net cash provided by beginning operations	
Change in Accounts Payable	247
Change in Accounts Receivable	2,500
	2,747
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 414,045

FINANCING ACTIVITIES

Distributions to Members	$ (373,792)
NET CASH USED BY FINANCING ACTIVITIES	$ (373,792)
NET INCREASE/DECREASE IN CASH	$ 40,253
CASH AT BEGINNING OF YEAR	$ 73,860
CASH AT END OF YEAR	$ 114,113

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

NOTE 1: ORGANIZATION AND OPERATING AGREEMENT

Equivest Securities, LLC (the "Company") is an Arizona limited liability company that was formed in February 2003. It was granted membership into the National Association of Securities Dealers on November 19, 2003 and given approval status effective December 2, 2003. The Company's business is limited to the selling of private placement offerings in accordance with the requirements of Regulation D of the Securities and Exchange Commission. The Company does not maintain customer accounts, hold customer monies, or hold customer securities. The Company maintains a policy of promptly forwarding any customer checks to the escrow agent so identified as the payee. Therefore, a "Computation For Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements" is not a component of this report.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate. The Company had net capital of $113,867 at December 31, 2004.

NOTE 3: RELATED PARTIES

Douglas L. Newell is a member of the Company and also has an ownership interest in the Company. Mr. Newell's company, Douglas L. Newell, Consultant, provides certain administrative and office support services for the Company. The Company's services agreement with Douglas L. Newell, Consultant is a month-to-month agreement that may be terminated with a thirty-day notice. Douglas L. Newell, Consultant, was paid fees for its services in the amount of $4,500 for the year 2004.

The Company paid $12,000 to All State Management Co., Inc., an entity controlled C. Thomas Cummings, a Company member, for office space used by the Company. The Company's agreement with All State Management is a month-to-month tenancy without specific termination, except that which coincides with the expiration of All State Management's primary lease.

NOTE 4: MEMBER CAPITAL

During the year ending December 31, 2004, members of the Company received distributions of $373,792.

The Company made no contributions to capital were during the period ending December 31, 2004.

The Company's income or loss is allocated to the members based on the member's capital account, but no member is obligated to restore a negative capital account. Profits are allocated based on return of capital and then distributions are made based on the applicable ownership percentages.

EQUIVEST SECURITES, LLC

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
COMPUTATION OF NET CAPITAL
UNDER SEC NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

Total Ownership Equity Qualified for Net Capital	$113,867
Additions	0
Deductions: Non-allowable assets	
None	0
Net Capital	$ 113,867
Less: Required Net Capital	(5,000)
Excess Net Capital	$ 108,867

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	None
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (greater of above)	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	247
Total Aggregate Indebtedness	247

Donald W. Stoker
Certified Public Accountant

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

Net Capital per Amended Focus Report $ 113,867

Changes resulting from audit adjustments

Net capital per audit report $ 113,867

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 16, 2005

To the Members of
Equivest Securities, LLC
Tempe, Arizona

In planning and performing our audit of the financial statements of EQUIVEST SECURITIES, LLC for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by EQUIVEST SECURITIES, LLC that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, courts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors on the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that, transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona



Donald W. Stoker, P.C.
5743 E. Thomas Rd. Ste. 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 16, 2005

To THE MEMBERS of
EQUIVEST SECURITIES, LLC
Tempe, Arizona

We have performed a review of the Anti-Money Laundering (AML) Program of **EQUIVEST SECURITIES, LLC** as of December 31, 2004. Such a review was carried out as part of the Firm's AML Compliance and Supervisory Procedures. Testing conducted by the undersigned involved (i) a review of the Firm's AML program, (ii) a review of transactions carried out in the Firm's customer accounts and (iii) a determination of findings regarding the Firm's compliance with its stated AML program.

The undersigned's determination of findings are as follows:

EQUIVEST SECURITIES, LLC has less than 40 customer accounts. As such, all accounts were reviewed for compliance in accordance with the firm AML program procedures. No deficiencies were noted.

1)   The compliance and supervisory procedures associated with the Firm's AML Program remain unchanged from those reviewed by the undersigned and subsequently submitted in 2004.

2)   As of December 31, 2004, the Firm's AML Compliance Officer is Rosalie C. Carroll.

Please contact the undersigned if you have any questions or require further information regarding the above noted review of the Firm's AML Program.

Donald W. Stoker, P.C.
Certified Public Accountant